Off The Hook YS Inc.

1701 Jel Wade Dr.

Wilmington, NC 28401

July 7, 2025

Attn: Eiko Yaoita Pyles, Anne McConnell, Kristin Baldwin and Erin Purnell

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OFF THE HOOK YS INC.
Draft Registration Statement on Form S-1 Submitted May 15, 2025
CIK No. 0002067767
OFF THE HOOK YS INC.

Ladies and Gentlemen:

By letter dated June 11, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Off The Hook YS Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Draft Registration Statement filed on May 15, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Draft Registration Statement on Form S-1 Cover Page

1.	Please add the underwriter’s warrants disclosed on page 96 to the cover page and the fee table.

Response: We have added disclosure of the underwriter’s warrants to the cover page and in the fee table.

Prospectus Summary

Our Business Model, page 1

2.	Please revise to expand your discussion of the operations of Azure Funding. For example:

●	Describe the products and services offered. Where you note that Azure will bring “F&I” in house, define “F&I.” If F&I stands for finance and insurance, please discuss the insurance aspects of Azure’s business;
●	If you work with any specific institutions in connection with providing financing or insurance, please discuss;
●	Discuss competition as it specifically relates to Azure; and
●	Provide an overview of the financing process, including diligence and approvals, and describe Azure’s customers.

Response: We have revised our discussion of the operations of Azure Funding as requested on pages 2, 6, and 51.

3.	Please revise to define “CRM.”

Response: We have revised our discussion to define “CRM” on page 2.

4.	Please add an organizational chart depicting each of your subsidiaries, including after the planned reorganization, and the ownership structure of such subsidiaries.

Response: We have added the organization chart on pages 8 and 54 as requested. Please note we have restructured our reorganization.

Our Competitive Advantage

Strategic AI Partnership, page 4

5.	Please file the agreement with NextGen AI as an exhibit to the registration statement.

Response: In response to Staff’s comments, we have included the Master Services Agreement with NexGen AI in the exhibit index and will file it as an exhibit to the registration statement.

Summary Financial Data, page 12

6.	We note the entities included in the combined financial statements elected to be taxed as Partnerships under the Internal Revenue Code, and similar codes in states in which the company is subject to taxation, and no provisions for income taxes were required or recorded in the combined financial statements. We also note after the offering the company will be subject to income taxes. Based on the above, please revise the summary financial data to also present pro forma income tax disclosures, including pro forma income tax expense calculated at statutory income tax rates, pro forma net income after taxes, and pro forma net income per share after taxes. Please consider presenting the pro forma income tax disclosures for all periods presented but, at least, for the latest fiscal year and current interim period. Please be advised that after the conversion to a taxable entity, any undistributed earnings or losses of the partnerships should be reclassified to paid-in capital, as if a distribution had been made to the owners with a subsequent contribution to equity within the new structure, and this reclassification should also be reflected in any pro forma disclosures, including as adjusted disclosures under Capitalization. Refer to SAB Topic 4:B. In addition, please address the potential impact of becoming a taxable entity on future results of operations and liquidity in MD&A.

Response: In response to the Staff’s comment, the Company has updated the Summary Statements of Operations Data table on page 12, statements of operations on pages F-3 and F-30 of the Amended Registration Statement to reflect the pro forma income tax calculation. Additionally, the Company has included disclosure on pages 43 and 48 of the MD&A discussing the potential impact of its anticipated status as a taxable entity. Page 37 was updated to reflect the reclassification of the undistributed losses.

Risk Factors

Risks Relating to Our Business

We rely on Floorplan Financing, page 19

7.	We note your disclosure on page 4 that your current floorplan financing is personally guaranteed by your president, and that this arrangement imposes a natural cap on your ability to fully leverage available financing. Please expand your disclosure to discuss any risks associated with your current cap on financing. Disclose the amount of the cap and describe the process and steps necessary to reach your goal of $50 million in floorplan financing by 2026.

Response: We have expanded the discussion of risks associated with our floorplan financing as requested on page 19 under the section “Risk Factors – We rely on Floorplan Financing”.

Use of Proceeds, page 35

8.	Please amend your Use of Proceeds section to comply with Instructions 4 and 6 to Item 504 of Regulation S-K or explain why you are not required to do so.

Response : We have revised our disclosure in the Use of Proceeds to comply with Instructions 4 and 6 to Item 504 of Regulation S-K.

Capitalization, page 36

9.	Please address the following under Capitalization:

●	On page 35 you imply you intend to use proceeds from the offering to pay working capital debt. If accurate, revise the introductory paragraph here to reflect that fact and ensure the related as adjusted amounts reflect your intent.
●	Double-underline cash and cash equivalents so it is clear cash and cash equivalents are not part of total capitalization.
●	Ensure total capitalization sums appropriately as total indebtedness plus total equity.

Response: In response to the Staff’s comment, the Company has revised the capitalization disclosure on pages 36 and 37 to include a description of its intention to use a portion of the proceeds from the offering to repay working capital debt. In addition, the Company has double-underlined “cash and cash equivalents” and revised the total capitalization amount in the “Capitalization” table on page 37 to reflect the sum of total indebtedness and total equity.

Business

Our Products and Services, page 50

10.	We note your disclosure on page F-26 that the company “purchases substantially all of its new boats from Nortec and Yellowfin.” Please revise your disclosure in the Business section to discuss your relationship with these entities. Provide a narrative description of any contracts or arrangements and file any such agreements as exhibits to the registration statement. In addition, please expand your disclosure in Risk Factors under the heading “We face substantial supplier and inventory acquisition risks” to specifically discuss your purchasing relationships with these entities.

Response: We have revised the discussion on page 56 to include our relationship and contractual arrangements with Nortec and Yellowfin, and we have included the agreements as exhibits to the registration statement. We have also expanded the disclosure in Risk Factors under the heading “We face substantial supplier and inventory acquisition risks.” on page 21.

Environmental, Safety and Regulatory Matters, page 64

11.	We note that you discuss your manufacturing operations in this section. Please revise here and throughout the prospectus to describe the extent to which you manufacture any of your products.

Response: We have removed the discussion about manufacturing operations, as we do not have any such operations.

Facilities, page 66

12.	We note that you only list one location in this section but that your website lists other locations. Please provide disclosure responsive to Item 102 of Regulation S-K.

Response: We have provided the requested disclosure for other locations on page 70 in the section “Business – Facilities”.

Certain Relationships and Related Party Transactions, page 81

13.	We note that you include a line item for a prepaid expense from a related party and an amount due from a related party on your Combined Balance Sheets on page F-3. We note also that you list related party transactions on page F-21 that are not identified or discussed in this section. Please add disclosure regarding these related party transactions to this section, or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure in section “Certain Relationships and Related Party Transactions” on page 86 to include all related party transactions, consistent with the disclosure provided on page F-3.

14.	Please file the July 19, 2019 agreement with Dan and Diane Ruegg and the February 23, 2023 agreement with Tom Ruegg as exhibits to the registration statement.

Response: In response to Staff’s comments, we included the July 22, 2019 Loan Agreement with Dan and Diane Ruegg and the February 23, 2023 Loan Agreement with Tom Ruegg in the exhibit index and will file them as exhibits to the registration statement.

Principal Stockholders, page 82

15.	We note that Jason Ruegg is 100% owner of Ruegg Capital Group. Therefore, please revise Jason Ruegg’s beneficial ownership to include the ownership of Ruegg Capital Group. In addition, please revise the table to include a row for each of the named executive officers and directors individually. Refer to Item 403 of Regulation S-K.

Response: In response to Staff’s comments, we have revised this table to conform to Item 403 of Regulation S-K.

Combined Financial Statements

Note 1. Nature of Business and Organization, page F-7

16.	We note that you intend to account for the merger and consolidation of the entities included in the combined financial statements as common control transactions, as you believe the entities will be owned and controlled by the same ownership group before and after the transactions. Please identify who is included in the ownership group. Please also tell us the ownership interests of each of the 5 entities involved in these transactions prior to the merger and consolidation and the ownership interests of the company after the merger and consolidation. In addition, please more fully explain to us when and how the transactions with OTH Florida Acquisition Corp and Off The Hook Yacht YS Inc. will occur and your basis for presenting them in the combined financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Note 1 to provide additional details regarding the ownership structure of each entity involved, as well as an expanded narrative describing the reorganization transaction. OTH Florida Acquisition Corp (“OTH Acquisition”) is wholly owned by Brian John, Off The Hook Yacht YS Inc. is wholly owned by Jason Ruegg, Off the Hook Yacht Sales NC, LLC, Azure Funding, LLC and OTH Simon Marine YF LLC are directly and indirectly controlled by Jason Ruegg. We have revised the combined financial statements, with the exclusion of OTH Acquisition, due to the absence of common ownership among the 5 entities.

17.	We note as a result of a Stock Purchase Agreement entered on December 6,

2024, OTH Acquisition will purchase all the ownership interests of OTHYS, Azure, and Boat Center and stockholders of OTH Acquisition will receive as consideration a number of shares of common stock of OTH Acquisition representing 75% of the issued and outstanding shares of OTH Acquisition and a cash payment. Please clarify and more fully address the following:

●	Identify who will hold the remaining 25% ownership interest in OTH Acquisition and clarify when and how that ownership interest was obtained.
●	Disclose the amount of the cash payment and clarify who will pay it, who will receive it, and how it will be financed.

Response: In response to the Staff’s comment, we have restructured the reorganization and revised the combined financial statements. Please see pages 8, 40, and F-6.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies Inventory, net, page F-9

18.	We note your policy here and on page 47 states “the cost of the new and pre-owned boat inventory is determined using the specific identification method” and “the cost of acquired and manufactured is determined using methods which vary by subsidiary and include both the average cost method and first-in, first-out (FIFO)”. Please clarify the nature of the inventory you acquire and manufacture for which you use both the average cost method and FIFO. Also, if material, please revise note 3 to separately disclose inventory balances related to new boats, pre-owned boats, and inventory for which you use both the average cost method and FIFO at each balance sheet date.

Response: In response to the Staff’s comment, the Company has revised the disclosure of its inventories accounting policy on pages 51 and F-35 to clarify the nature of inventories under its specific accounting methodology. Additionally, the Company has revised the table in Note 3 on page F-41 to separately disclose the inventories balance following the reclassification of inventory categories.

Revenue Recognition, page F-12

19.	Please address the following here or under critical accounting policies in MD&A:

●	You state revenue is recognized from the sale of new and pre-owned boats, including through brokerage, consignment and wholesale and you are the principal with respect to revenue from new, pre-owned and consignment sales and an agent with respect to brokerage transactions. More fully disclose and discuss each transaction type and the factors you considered to determine whether each transaction type is required to be recorded on a gross or net basis.
●	You state customers may trade in a used boat to apply toward the purchase of a new or used boat and trade-ins are a type of noncash consideration measured at fair value. Given the additional risks associated with determining fair value, quantify the amounts of inventory and revenue at and during each period presented related to trade-ins and more fully disclose and discuss how you determine fair value.
●	You state you finance customers’ boat and yacht purchases and recognize interest income as it is incurred. Based on the amount of interest income recognized, more fully disclose and discuss where and how the interest-bearing assets you finance are recorded in the combined financial statements.
●	You state on page 55 repurchase agreements may be required under certain financing arrangements and may require you to repurchase a boat if a dealer or borrower defaults on their financing obligations. Quantify your maximum potential repurchase obligations as of each balance sheet date and more fully disclose and discuss how you assess any liability related to this repayment obligation at each balance sheet date.

Response: In response to the Staff’s comment, the Company has revised the disclosure of its revenue recognition accounting policy on page 50 and page F-38 to include a discussion of principal versus agent considerations, the fair value valuation of trade-ins, and disclosure regarding where and how the interest-bearing assets financed by the Company are recorded in the combined financial statements. In addition, the Company has removed the discussion of the repurchase agreements may be required under certain financing arrangements.

Note 15. Related Parties Transactions, page F-21

20.	We note in connection with a proposed business combination, a related party advanced $600,000 as a prepaid amount toward the purchase price. Please more fully disclose and discuss the significant terms of the proposed business combination and explain how you determined additional historical and pro forma financial statements are not required pursuant to Rules 8-04 and 8-05 of Regulation S-X. Please also more fully disclose and discuss the terms of the related party advance, including if and when it is required to be repaid and where and how it is recorded.

Response: Advanced $600,000 was recorded on Off The Hook Acquisition Corp. Following the absence of a combined basis, we has revised the combined financial statements, Off The Hook Acquisition Corp. will no longer be combined. The Company has revised the disclosure in Note 1 on page F-33.

Note 18. Segment Information, page F-23

21.	Please revise your disclosures to clarify whether segment gross profit or segment operating income (loss) is the primary measure used by the CODM to assess performance and allocate resources.

Response: In response to the Staff’s comment, the Company has amended the disclosure in Note 18 to more clearly specify the primary performance measure utilized by both management and the CODM in evaluating operating results and allocating resources.

Thank you for the opportunity to respond to your comment on the Registration Statement. If you have additional questions or comments, please contact me at bj@offthehookys.com or 561-599-0080.

Very truly yours,

Brian John

Chief Executive Officer

Off The Hook YS Inc.

1701 Jel Wade Dr.

Wilmington, NC 28401